GALIANO GOLD REPORTS Q3 PRODUCTION

AND FINANCIAL RESULTS

Vancouver, British Columbia, November 7, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its third quarter ("Q3") 2024 production and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is unaudited and reported in United States dollars.

During Q3, the Company produced 29,784 gold ounces at all-in sustaining costs1 ("AISC") of $2,161 per gold ounce sold ("/oz"), or approximately $1,513/oz with the initial stripping at Abore deducted, and generated $24.4 million of operating cash flows while remaining debt free with $120.9 million in cash. Strong operating cash flows continue to support the ramp-up of mining at the AGM's Abore deposit.

Asanko Gold Mine Q3 Highlights (100% basis):

Subsequent to closing of the transaction with Gold Fields Ltd., the operational and financial results of the AGM have been consolidated into the Company from March 4, 2024 onwards. The following highlights for the AGM are presented on a 100% basis for the entire nine months ended September 30, 2024.

  Safety: There were no lost-time injuries ("LTI") and one total recordable injury ("TRI") recorded during Q3. The 12‐month rolling LTI and TRI frequency rates as of September 30, 2024 were 0.00 and 0.30 per million employee hours worked, respectively.

  Mining performance: During the quarter, waste stripping activities at Abore continued with 9.7 million tonnes ("Mt") of waste rock mined, while ore tonnes mined from the Abore deposit totalled 0.7 Mt at an average mined grade of 1.1 grams per tonne ("g/t") gold. Mining rates at Abore increased by 32% during the third quarter compared to the second quarter of 2024 due to lower precipitation levels, improved mining equipment productivity and additional mining equipment mobilized. These advancements resulted in Q3 mining rates averaging 113,000t per day compared to 87,000t per day in the second quarter of 2024, marking an approximate 30% increase.

  Milling performance: Milled 1.2 Mt of ore at a grade of 0.9 g/t during Q3, with metallurgical recovery averaging 91%. Mill throughput during the quarter was 13% lower than the second quarter of 2024 due to harder material processed and lower mobile crushing circuit availability, which combined, resulted in suboptimal, coarser material delivered to the SAG mill. As harder Abore material is treated, it is expected that mill throughput will be directly linked to mobile crusher circuit performance until the new secondary crusher is commissioned in Q3 2025. Engineering and early earthworks for the secondary crusher continued during the quarter.

  Production performance: Gold production of 29,784 ounces during Q3 and 86,607 ounces year-to-date. Gold production during the quarter was 13% higher than the second quarter of 2024, resulting from higher mined grades at Abore and an increase in the recovery rate from 82% to 91%. Given mill throughput is anticipated to remain constrained by harder material in the fourth quarter, the Company expects meeting the lower end of full year guidance of between 120,000 to 130,000 ounces.

  Cost performance: Total cash costs1 of $1,247/oz and AISC1 of $2,161/oz for the three months ended September 30, 2024. Year-to-date AISC1 of $1,903/oz, tracking in line with revised AISC1 guidance of between $1,975/oz to $2,075/oz. Deducting the initial stripping at Abore would result in Q3 2024 AISC1 of $1,513/oz and $1,466/oz year-to-date.

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1 Refer to Non-IFRS Performance Measures

  Cash flow generation: Generated positive cash flow from operations of $28.6 million and Free Cash Flow1 of $2.9 million during Q3, despite significant investment in developing the Abore pit.

  Financial performance: Gold revenue of $71.0 million generated from 29,014 gold ounces sold at an average realized price of $2,446/oz during Q3. Net income of $3.7 million and Adjusted EBITDA1 of $25.6 million during Q3.

Galiano Q3 Highlights:

  Robust liquidity: The Company ended the quarter with $120.9 million in cash and cash equivalents and no debt.

  Earnings: Net income of $1.1 million or $0.00 per common share and adjusted net income1 of $17.7 million or $0.07 per common share during Q3.

  Advanced the optimized Life of Mine ("LOM") plan: Progressed technical work related to the optimized LOM plan, in parallel with updated Mineral Reserve and Mineral Resource estimates for the AGM. The updated LOM is focused on earlier mining of the Nkran deposit, compared to the previous technical report (see “NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022). The optimized LOM plan is expected to be completed early during the first quarter of 2025.

  Senior management appointment: Appointed Michael Cardinaels as Executive Vice President and Chief Operating Officer, effective September 3, 2024. Mr. Cardinaels brings over two decades of mining experience across various commodities, most recently with Perseus Mining Ltd. The appointment of Mr. Cardinaels is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM.

"It was a productive quarter operationally at the AGM, with increased mining rates at Abore resulting in more ore mined and higher grades delivered to the mill," said Matt Badylak, President and Chief Executive Officer of Galiano. "This led to improved recovery and increased production quarter-over-quarter. Although mill throughput will remain constrained until the secondary crusher is operational, the ongoing investments in waste stripping during the third quarter position the Company strongly to ramp up production in 2025."

"Importantly, we maintained positive operational cash flows and closed the quarter with a robust balance sheet, holding over $120 million in cash and remaining debt-free. This financial position gives Galiano the capacity and flexibility to optimize our mine plan and advance mining activities at Nkran. Looking ahead, we are on track to update our global mineral resource and mineral reserve projections and Life of Mine Plan early in the first quarter of 2025."

Asanko Gold Mine - Summary of quarterly operational and financial highlights (100% basis)

Operating and financial results are on a 100% basis for all periods presented to enable comparability with prior quarters.

Asanko Gold Mine (100% basis)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Mining
Ore mined ('000t)	670	467	265	22	-
Waste mined ('000t)	9,726	7,427	4,877	3,415	-
Total mined ('000t)	10,396	7,894	5,142	3,437	-
Strip ratio (W:O)	14.5	15.9	18.4	155.2	-
Average gold grade mined (g/t)	1.1	1.0	0.9	0.7	-
Mining cost ($/t mined)	3.52	2.98	3.63	4.30	-
Ore tonnes trucked ('000 t)	665	503	566	657	695
Ore transportation cost ($/t trucked)	4.56	5.71	6.79	6.54	6.63
Processing
Ore milled ('000t)	1,162	1,336	1,467	1,486	1,573
Average mill head grade (g/t)	0.9	0.7	0.8	0.8	0.8
Average recovery rate (%)	91	82	83	84	87
Processing cost ($/t milled)	12.49	11.18	10.55	9.94	9.69
G&A cost ($/t milled)	5.74	5.13	4.74	5.55	4.16
Gold produced (oz)	29,784	26,437	30,386	31,947	35,779
Financials, costs and cash flow
Revenue ($m)	71.1	64.0	65.6	59.5	67.8
Gold sold (oz)	29,014	27,830	31,840	30,555	35,522
Average realized gold price ($/oz)	2,446	2,292	2,056	1,942	1,902
Total cash costs[1] ($/oz)	1,247	1,271	1,180	1,352	1,056
All-in sustaining costs[1] ($/oz)	2,161	1,759	1,793	2,065	1,445
All-in sustaining margin[1] ($/oz)	285	533	263	(123)	457
All-in sustaining margin[1] ($m)	8.3	14.8	8.4	(3.8)	16.2
Income from mine operations ($m)	26.2	23.1	23.5	8.7	23.7
Adjusted net income[1] ($m)	20.3	13.9	23.5	3.7	21.3
Cash generated from operating activities ($m)	28.6	9.2	26.1	24.1	39.7
Free cash flow[1] ($m)	2.9	(4.5)	5.8	2.3	24.0

  Ore tonnes mined from the Abore deposit totalled 0.7 Mt at an average mined grade of 1.1 g/t. Ore mining rates at Abore increased by 43% during Q3 2024 compared to Q2 2024, as lower precipitation levels resulted in improved ground conditions and mining equipment productivity. Additional mining equipment was also mobilized during the quarter and, as a result, Q3 mining rates averaged 113,000t per day compared to 87,000t per day in the second quarter of 2024.

  Waste stripping activities at Abore continued with 9.7 Mt of waste rock mined at a strip ratio of 14.5:1. The strip ratio is expected to remain elevated for the remainder of 2024 due to an increase in the Abore pit shell, a result of a larger mineral reserve (refer to news release dated August 8, 2024).

  The AGM produced 29,784 ounces of gold during Q3 2024, as the processing plant milled 1.2 Mt of ore at a grade of 0.9 g/t with metallurgical recovery averaging 91%. Gold production during Q3 2024 was slightly impacted by lower milling rates as mined ore from Abore and stockpiles of harder Nkran ore both required additional crushing and grinding. Concurrently, two mobile crushers at the processing plant experienced considerable mechanical downtime during the quarter, adding to lower throughput. Despite 13% lower mill throughput, gold production during Q3 2024 was 13% higher than Q2 2024 resulting from higher mined grades at Abore and an increase in the recovery rate from 82% to 91%.

To improve mill throughput, a mobile crushing unit was installed at the Abore pit at the end of October 2024, which is expected to increase Abore ore fragmentation. This will also improve haul truck load volumes before transport to the processing plant.

Asanko Gold Mine - Financial and operational highlights for the three and nine months ended September 30, 2024 and 2023 (100% basis)

The following tables present excerpts of the operating and financial results of the AGM on a 100% basis for the three and nine months ended September 30, 2024 and 2023, allowing performance to be compared with the comparative period in the prior quarter.

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	71,130	67,770	200,695	197,029
Income from mine operations	26,199	23,745	72,766	72,808
Net income	3,718	21,284	32,120	66,276
Adjusted EBITDA[1]	25,621	25,475	66,413	73,879
Cash generated from operating activities	28,646	39,740	63,982	76,662
Free cash flow[1]	2,932	24,016	4,236	46,088
AISC margin ($ per gold ounce sold)[1]	285	457	355	536
Operating results
Gold produced (ounces)	29,784	35,779	86,607	102,130
Gold sold (ounces)	29,014	35,522	88,684	103,608
Average realized gold price ($/oz)	2,446	1,902	2,258	1,898
Total cash costs ($ per gold ounce sold)[1]	1,247	1,056	1,230	1,088
AISC ($ per gold ounce sold)[1]	2,161	1,445	1,903	1,362
  Sold 29,014 ounces of gold in Q3 2024 at an average realized gold price of $2,446/oz for total revenue of $71.1 million (including $0.2 million of by-product silver revenue). Revenue was higher in Q3 2024 relative to the comparative period as a 29% increase in realized gold prices was partly offset by an 18% reduction in sales volumes.

  Income from mine operations for Q3 2024 totaled $26.2 million compared to $23.7 million in Q3 2023, higher due to an increase in revenue.

  Reported Adjusted EBITDA1 of $25.6 million in Q3 2024, comparable to the $25.5 million in Q3 2023.

  Total cash costs1 in Q3 2024 amounted to $1,247/oz compared to $1,056/oz in Q3 2023. The increase in total cash costs1 was primarily driven by 18% lower gold sales volumes, which had the effect of increasing fixed costs on a per ounce basis. During Q3 2023, a higher portion of low grade stockpiled ore was processed that had no accounting book value, and as such had no mining cost attributed to it, resulting in lower total cash costs1 in the comparative quarter.

  AISC1 for Q3 2024 was $2,161/oz compared to $1,445/oz in the comparative period. The increase in AlSC1 from Q3 2023 to Q3 2024 was mainly due to the higher stripping costs at Abore and 18% fewer gold ounces sold, as well as the increase in total cash costs per ounce1 described above. Deducting the initial stripping costs required at Abore, AISC1 for Q3 2024 would be $1,513/oz.

  The AGM generated $28.6 million of cash flow from operating activities and Free Cash Flow1 of $2.9 million during Q3 2024. This compares to $39.7 million of cash flow from operating activities and Free Cash Flow1 of $24.0 million during Q3 2023. The decrease in Free Cash Flow1 was primarily due to investments in waste stripping at the expanded Abore deposit during Q3 2024.

Galiano Gold Inc. - Financial highlights for the three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Galiano Gold Inc.
Revenue	71,130	-	166,788	-
Income from mine operations	26,444	-	56,222	-
Net income	1,100	11,389	5,172	31,843
Net income per share attributable to common shareholders	0.00	0.05	0.02	0.14
Adjusted net income[1]	17,743	11,389	37,119	31,843
Adjusted net income per share attributable to common shareholders [1]	0.07	0.05	0.15	0.14
Adjusted EBITDA[1]	29,012	10,282	50,117	26,656
Cash and cash equivalents	120,916	56,079	120,916	56,079
Cash generated from (used in) operating activities	24,449	(140)	41,940	(2,060)

  The Company consolidated the financial results of the AGM commencing on March 4, 2024. As revenue and income from mine operations for the three and nine months ended September 30, 2024 relate to the financial results of the AGM, refer to the discussion above on the AGM's financial results for the quarter.

  The Company reported net income of $1.1 million in Q3 2024 compared to net income of $11.4 million in Q3 2023. The decrease in net earnings during Q3 2024 was due to unrealized losses on gold hedge instruments. Adjusting for the unrealized losses on gold hedge instruments, adjusted net income1 was $17.7 million in Q3 2024 and was higher than the comparative period due to consolidating the financial results of the AGM.

  Adjusted EBITDA1 for Q3 2024 amounted to $29.0 million, compared to $10.3 million in Q3 2023. The increase in Adjusted EBITDA1 was due to consolidating the financial results of the AGM; whereas, in the prior quarter the Company only recognized its 45% share of the AGM's Adjusted EBITDA1.

  Cash generated from operating activities in Q3 2024 was $24.4 million, compared to cash used in operating activities of $0.1 million in Q3 2023. The increase in cash generated from operating activities in Q3 2024 was driven by the consolidation of the AGM's cash flows.

  As of September 30, 2024, the Company had cash and cash equivalents of $120.9 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2024 and 2023, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the AGM's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for by-product revenue and production royalties per ounce of gold sold.

  AISC per Gold Ounce and All-in Sustaining Margin

The Company has adopted the reporting of "AISC per gold ounce sold" as per the World Gold Council's guidance. AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. All-in sustaining margin is calculated by taking the average realized gold price for a period less that period's AISC per ounce.

  EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the Adjusted EBITDA of the AGM joint venture for the period from January 1, 2024 to March 3, 2024. Other companies may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and service contractors for leases capitalized under IFRS 16.

  Adjusted net income and adjusted net income per common share

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items or non-recurring items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company or the AGM and its ability to generate cash flows and is an important indicator of the strength of the Company's or the AGM's operations and performance of its core business.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano, is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

Conference Call and Webcast

Management will host a conference call and webcast to discuss the results of Q3 2024, at 10:30am ET on November 8, 2024. Please refer to the details below to join the conference call or the webcast.

Conference Call Participant Details
RapidConnect URL:	https://emportal.ink/3XVW7iq
Local:	Toronto: 1-437-900-0527
North American Toll Free:	1-888-510-2154
Webcast URL
Audience URL:	https://app.webinar.net/gNJWpR3dMkz
Conference Replay
Conference Replay Local:	(+1) 289 819 1450
Conference Replay North American Toll Free:	(+1) 888 660 6345
Conference Replay Entry Code:	09652 #
Conference Replay Expiration Date:	11/15/2024

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore, and the results thereof; anticipated production and cost guidance; performance of a mobile crushing unit installed at the Abore pit; timing of installation of a permanent secondary crushing circuit; timing of delivery of higher grade ore from the Abore pit; the Company's plans to update a consolidated Mineral Reserve Estimate and LOM plan and timing thereof; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; and total cash costs and corresponding cost performance relating to the Company's activities. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; risks related to the expected benefits of the Acquisition; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Government of Ghana may increase the Growth and Sustainability Levy, increasing the Company's expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Government of Ghana defaulting on local and international bonds; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; current, ongoing and future legal disputes and appeals from third parties may be successful, and the Company may be required to pay settlement costs or damages; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; future securities offerings issued pursuant to the Company's base shelf prospectus may not be successful depending on external market factors outside of the Company's control; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.